UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(Insert date eg. 1 – 30 April 2019)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 01 April 2019	Announcement Transaction in Own Shares 01 April 2019
Announcement Transaction in Own Shares 03 April 2019	Announcement Transaction in Own Shares 03 April 2019
Announcement Close of partial tender - Shuijingfang 04 April 2019	Announcement Publication of Supplement to Base Prospectus 04 April 2019
Announcement Transaction in Own Shares 04 April 2019	Announcement Transaction in Own Shares 05 April 2019
Announcement Launch and pricing of Euro and Sterling bonds 09 April 2019	Announcement Transaction in Own Shares 09 April 2019
Announcement Transaction in Own Shares 09 April 2019	Announcement Directorate Change 10 April 2019
Announcement Director/PDMR Shareholding 10 April 2019	Announcement Director/PDMR Shareholding 10 April 2019
Announcement Transaction in Own Shares 10 April 2019	Announcement Director/PDMR Shareholding 11 April 2019
Announcement Publication of Final Terms 11 April 2019	Announcement Transaction in Own Shares 11 April 2019
Announcement Transaction in Own Shares 12 April 2019	Announcement Director/PDMR Shareholding 15 April 2019
Announcement Director/PDMR Shareholding 15 April 2019	Announcement Transaction in Own Shares 15 April 2019
Announcement Transaction in Own Shares 16 April 2019	Announcement Transaction in Own Shares 17 April 2019
Announcement Transaction in Own Shares 18 April 2019	Announcement Transaction in Own Shares 23 April 2019
Announcement Transaction in Own Shares 24 April 2019	Announcement Transaction in Own Shares 25 April 2019
Announcement Transaction in Own Shares 26 April 2019	Announcement Transaction in Own Shares 29 April 2019
Announcement Transaction in Own Shares 30 April 2019

Diageo PLC – Total Voting Rights
Dated 01 April 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 March 2019 consisted of 2,625,084,422 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights.  229,383,978 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,395,700,444 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 April 2019

Diageo PLC – Transaction in Own Shares
Dated 01 April 2019

Transaction in Own Shares
1st April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 630,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 01, 2019	630,000	3,156.50	3,113.50	3,128.39	XLON
April 01, 2019	-	-	-	-	Chi-X
April 01, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7531U_1-2019-4-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 April 2019

Transaction in Own Shares
2nd April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 630,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 02, 2019	630,000	3,155.50	3,113.50	3,138.42	XLON
April 02, 2019	-	-	-	-	Chi-X
April 02, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9097U_1-2019-4-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 April 2019

Transaction in Own Shares
3rd April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 620,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 03, 2019	620,000	3,116.00	3,080.50	3,092.65	XLON
April 03, 2019	-	-	-	-	Chi-X
April 03, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0562V_1-2019-4-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Close of partial tender - Shuijingfang
Dated 04 April 2019

4 April 2019

Close of the partial tender offer for shares in Sichuan Shuijingfang Company Limited

Subsequent to the announcements made on 26 February 2019 and 28 February 2019, the offer period for the partial tender offer made by Diageo, through its wholly owned subsidiary Grand Metropolitan International Holdings Limited ("GMIHL"), to increase its aggregate equity stake in Sichuan Shuijingfang Company Limited ("SJF") from 60.0% to up to a maximum of 70.0% (the "PTO") closed on 3 April 2019.

According to the information available to Diageo today, a total of 15,341,956 shares, representing approximately 3.14% of the issued share capital of SJF, have been tendered for acceptance under the PTO. Given that the number of shares tendered is less than the 48,854,570 maximum number of shares that are subject to the PTO, GMIHL will purchase all of the shares that have been tendered by the shareholders of SJF.

Settlement of the PTO is expected to take place on 9 April 2019. On completion of the PTO, Diageo's aggregate equity stake in SJF will be approximately 63.14%. SJF will continue to meet the minimum public float requirement of the Shanghai Stock Exchange and its listing status will not be affected.

Further details on settlement are available in the Chinese language on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

Enquiries:

Investor Relations: Andy Ryan                                                  +44 (0) 20 8978 6504
                                                                                                   investor.relations@diageo.com

Media Relations: Jessica Rouleau                                             +44 (0) 7925 642 561
                                                                                                   press@diageo.com

About SJF

SJF is a China-based and Shanghai-listed company principally engaged in the manufacture and sales of alcoholic products. It mainly provides liquor series products under the brand of "Swellfun" and its wine products include Swellfun Diancang, Swellfun Jingtai, Swellfun Zhenniang No. 8, Swellfun Yuanmingqing, Swellfun Jingcui, Swellfun Hongyun, Swellfun Jindian, Swellfun Meilanjuzhu, Xiaoshuijing, Shuijingshangpin and Tianhaochen. SJF distributes its products within both domestic and overseas markets.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

About GMIHL

GMIHL is a wholly owned investment holding company of Diageo.

Celebrating life, every day, everywhere.

Diageo PLC – Publication of Supplement to Base Prospectus
Dated 04 April 2019

NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATIONS UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS OR INTO ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

Diageo plc

LEI: 213800ZVIELEA55JMJ32

4 April 2019

PUBLICATION OF SUPPLEMENT TO BASE PROSPECTUS

Diageo plc (as issuer and guarantor) and Diageo Finance plc (as issuer) announce that, regarding their programme for the issuance of debt instruments (the "Programme"), they have published a supplement (the "Supplement") to the base prospectus dated 10 August 2018 in respect of the Programme. The Supplement was approved by the United Kingdom Listing Authority ("UKLA") on 4 April 2019 and is available for viewing here:

Supplement: http://www.rns-pdf.londonstockexchange.com/rns/1829V_1-2019-4-4.pdf

Interim Results: http://www.rns-pdf.londonstockexchange.com/rns/1829V_2-2019-4-4.pdf

A copy of the Supplement has been submitted to the National Storage Mechanism ("NSM") and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

For further information please contact:

Investor relations:	Harriet Radcliffe	+44 (0)7590 810142
Investor.relations@diageo.com

General

The notes and the guarantee described in the base prospectus (as supplemented) (the "Base Prospectus") have not been and will not be registered under the United States Securities Act of 1933, as amended, or any relevant securities law of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, notes issued under the Programme may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions permitted by U.S tax regulations.

The Base Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of the Base Prospectus and the offer or sale of notes under the Programme may be restricted by law in certain jurisdictions.

Persons into whose possession the Base Prospectus or any notes issued under the Programme may come must inform themselves about, and observe, any such restrictions on the distribution of the Base Prospectus and the offering and sale of notes. In particular, please note that the information contained in this announcement may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries.

Diageo PLC – Transaction in Own Shares
Dated 04 April 2019

Transaction in Own Shares
4th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 580,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 04, 2019	580,000	3,124.00	3,100.00	3,111.37	XLON
April 04, 2019	-	-	-	-	Chi-X
April 04, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2091V_1-2019-4-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 05 April 2019

Transaction in Own Shares
5th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 662,480 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 05, 2019	662,480	3,134.50	3,093.00	3,116.39	XLON
April 05, 2019	-	-	-	-	Chi-X
April 05, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3524V_1-2019-4-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Launch and pricing of Euro and Sterling bonds
Dated 09 April 2019

9 April 2019

Diageo launches and prices two-tranche €600 million of fixed rate Euro and £500 million of fixed rate Sterling denominated bonds

Diageo, a global leader in beverage alcohol, has launched and priced €600 million of fixed rate Euro and £500 million of fixed rate Sterling denominated bonds under its European Debt Issuance Programme. The issuer of the bonds will be Diageo Finance plc, with payment of principal and interest fully guaranteed by Diageo plc.

The issue consists of €600 million bonds due October 2023 with a coupon of 0.125% and £500 million bonds due October 2026 with a coupon of 1.750%. Proceeds from this issuance will be used for general corporate purposes.

Barclays Bank plc, Merrill Lynch International, Goldman Sachs International and Banco Santander, S.A. are joint active book-running managers.

This announcement is for information purposes only and does not constitute a prospectus or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the "Securities") or the transaction (the "Transaction") and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. Neither this announcement nor any other documentation or information (or any part thereof) delivered or supplied under or in relation to the Transaction or the Securities shall be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This announcement does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.

Any investor who acquires the Securities must rely solely on the final prospectus and Final Terms published by Diageo plc ("the Company") in connection with the Transaction, on the basis of which alone, purchases of or subscription for the Securities may be made.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

For further information please contact:

Investor Relations: Andrew Ryan
+44 (0) 20 8978 6504
investor.relations@diageo.com

Media Relations: Jessica Rouleau
+44 (0) 7925 642 561
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere.

Diageo PLC – Transaction in Own Shares
Dated 09 April 2019

Transaction in Own Shares
8th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 575,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 08, 2019	575,000	3,136.00	3,108.50	3,123.30	XLON
April 08, 2019	-	-	-	-	Chi-X
April 08, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6005V_1-2019-4-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 09 April 2019

Transaction in Own Shares
9th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 580,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 09, 2019	580,000	3,137.00	3,109.00	3,122.67	XLON
April 09, 2019	-	-	-	-	Chi-X
April 09, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6792V_1-2019-4-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Directorate Change
Dated 10 April 2019

10 April 2019

Debra Crew appointed to Board of Directors

Diageo announces the appointment of Debra Crew as a Non-Executive Director, effective on 18 April 2019. Debra will also join the Audit, Nomination and Remuneration Committees of the Board on appointment.

Debra is the former president and CEO of Reynolds American, Inc., having previously served as president and chief operating officer and president and chief commercial officer of RJ Reynolds.  Before joining Reynolds, Debra spent five years at PepsiCo, where she served as president, North America Nutrition; president, PepsiCo Americas Beverages; and president, Western Europe Region.

Prior to PepsiCo, she held positions, from 1997 to 2010, with Kraft Foods, Nestlé S.A., and Mars, Inc.  Debra is a graduate of the University of Denver, earned an MBA from the University of Chicago, and previously served as an officer in the United States Army.  She currently serves on the boards of Stanley Black & Decker, Inc. (NYSE: SWK), Newell Brands (NYSE: NWL), and Mondēlez International (NASDAQ: MDLZ).

Diageo Chairman, Javier Ferrán, said:
"I am delighted that Debra is joining the Diageo Board.  Her expertise in FMCG and experience as a former CEO will add to and complement the current Board and will serve Diageo well as we continue to progress on our journey to achieving our ambition to become one of the most trusted and respected consumer products companies in the world.  I very much look forward to welcoming Debra to the team and am confident that she will make a valuable contribution to the long-term sustainable success of the company."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 9.6.13.

For further information please contact:

Investor Relations: Andrew Ryan
+44 (0) 20 8978 6504
investor.relations@diageo.com

Media Relations: Jessica Rouleau
+44 (0) 7925 642561
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere

Diageo PLC – Director/PDMR Shareholding
Dated 10 April 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.335	264
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 April 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 April 2019, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 April 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.35	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Cutter
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.35	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victoria Frame
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.35	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.35	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.35	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.35	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 10 April 2019

Transaction in Own Shares
10th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 580,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 10, 2019	580,000	3,138.50	3,119.50	3,129.44	XLON
April 10, 2019	-	-	-	-	Chi-X
April 10, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8247V_1-2019-4-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 11 April 2019

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 April 2019, Alberto Gavazzi, exercised options under The Diageo plc 2009 Executive Long Term Incentive Plan.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 April 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Gavazzi
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options over Ordinary shares under The Diageo plc 2009 Executive Long Term Incentive Plan. 2. Sale of Ordinary shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£12.32	23,017
		2.	£31.28	23,017
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-10
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

Diageo PLC – Publication of Final Terms
Dated 11 April 2019

11 April 2019

PUBLICATION OF FINAL TERMS

The Final Terms dated 10 April 2019 relating to the issuance by Diageo Finance plc of (i) €600,000,000 0.1250 per cent notes due 2023 and (ii) £500,000,000 1.7500 per cent notes due 2026 and guaranteed by Diageo plc, have been submitted to the UK Listing Authority and are available for viewing.

The Notes have been issued under the Debt Issuance Programme established by Diageo plc and Diageo Finance plc.

To view the full document, please paste the following URLs into the address bar of the browser:

http://www.rns-pdf.londonstockexchange.com/rns/9529V_1-2019-4-11.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9529V_2-2019-4-11.pdf

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus dated 10 August 2018 (the "Prospectus")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes offered by the Prospectus and the Final Terms have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

ENDS

CONTACTS

Investor Relations: Andrew Ryan
+44 (0) 20 8978 6504
investor.relations@diageo.com

Media Relations: Jessica Rouleau
+44 (0) 7925 642 561
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere.

Diageo PLC – Transaction in Own Shares
Dated 11 April 2019

Transaction in Own Shares
11th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 650,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 11, 2019	650,000	3,150.00	3,115.50	3,130.87	XLON
April 11, 2019	-	-	-	-	Chi-X
April 11, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9717V_1-2019-4-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 12 April 2019

Transaction in Own Shares
12th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 600,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 12, 2019	600,000	3,146.50	3,095.00	3,118.74	XLON
April 12, 2019	-	-	-	-	Chi-X
April 12, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

 http://www.rns-pdf.londonstockexchange.com/rns/1169W_1-2019-4-12.pdf

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 15 April 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 April 2019, the following PDMRs, as participants in the Diageo Dividend Reinvestment Plan, received Ordinary Shares in respect of the final dividend paid on 11 April 2019.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

15 April 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 11 April 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.49	67
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alan Stewart
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 11 April 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.37	54
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 11 April 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.49	386
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 11 April 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.49	81
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 11 April 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.49	175
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 15 April 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 April 2019, the following PDMRs, as participants in the Diageo Dividend Reinvestment Plan, received Ordinary Shares in respect of the final dividend paid on 11 April 2019.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

15 April 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 11 April 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.49	576
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 11 April 2019 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.49	118
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-04-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 15 April 2019

Transaction in Own Shares
15th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 600,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 15, 2019	600,000	3,123.00	3,096.00	3,111.38	XLON
April 15, 2019	-	-	-	-	Chi-X
April 15, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

 http://www.rns-pdf.londonstockexchange.com/rns/2652W_1-2019-4-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 April 2019

Transaction in Own Shares
16th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 580,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 16, 2019	580,000	3,137.50	3,109.50	3,121.81	XLON
April 16, 2019	-	-	-	-	Chi-X
April 16, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4090W_1-2019-4-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 April 2019

Transaction in Own Shares
17th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 630,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 17, 2019	630,000	3,112.50	3,081.50	3,095.37	XLON
April 17, 2019	-	-	-	-	Chi-X
April 17, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5518W_1-2019-4-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 April 2019

Transaction in Own Shares
18th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 450,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 18, 2019	450,000	3,143.00	3,109.00	3,126.03	XLON
April 18, 2019	-	-	-	-	Chi-X
April 18, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6972W_1-2019-4-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 April 2019

Transaction in Own Shares
23rd April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 600,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 23, 2019	600,000	3,183.50	3,118.00	3,162.21	XLON
April 23, 2019	-	-	-	-	Chi-X
April 23, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8644W_1-2019-4-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 April 2019

Transaction in Own Shares
24th April 2019
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Diageo plc ("Diageo") announces today that it has purchased 500,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 24, 2019	500,000	3,178.00	3,154.50	3,169.48	XLON
April 24, 2019	-	-	-	-	Chi-X
April 24, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0092X_1-2019-4-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 25 April 2019

Transaction in Own Shares
25th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 500,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 25, 2019	500,000	3,192.50	3,157.00	3,175.17	XLON
April 25, 2019	-	-	-	-	Chi-X
April 25, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

 http://www.rns-pdf.londonstockexchange.com/rns/1578X_1-2019-4-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 26 April 2019

Transaction in Own Shares
26th April 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 600,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 26, 2019	600,000	3,223.00	3,174.50	3,205.97	XLON
April 26, 2019	-	-	-	-	Chi-X
April 26, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3116X_1-2019-4-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 April 2019

Transaction in Own Shares
29th April 2019
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Diageo plc ("Diageo") announces today that it has purchased 400,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 29, 2019	400,000	3,223.50	3,197.50	3,210.38	XLON
April 29, 2019	-	-	-	-	Chi-X
April 29, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4668X_1-2019-4-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 April 2019

Transaction in Own Shares
30th April 2019
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Diageo plc ("Diageo") announces today that it has purchased 1,200,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
April 30, 2019	900,000	3,234.00	3,196.50	3,214.93	XLON
April 30, 2019	150,000	3,232.50	3,198.50	3,214.67	Chi-X
April 30, 2019	150,000	3,232.50	3,198.50	3,214.60	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6360X_1-2019-4-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 May 2019

By:___/s/James Edmunds

FILING SIGNATORY: James Edmunds
POSITION: Deputy Company Secretary